

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3233

April 29, 2016

<u>Via E-mail</u>
Megan B. Gaul
Chief Financial Officer
Apollo Commercial Real Estate Finance, Inc.
c/o Apollo Global Management, LLC
9 West 57th Street, 43rd Floor
New York, NY 10019

> **Re:**   **Apollo Commercial Real Estate Finance, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2015**
> **Filed February 26, 2016**
> **File No. 1-34452**

Dear Ms. Gaul:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations</u>

1.   We note you are a commercial real estate finance company with operations generating net interest income and you provide a statement of operations pursuant to Rule 9-04 of Regulation S-X. In reference to SAB Topic 11.K, please provide us an analysis detailing your consideration of the following disclosures for each reporting period pursuant to Securities Act Industry Guide 3:

- The weighted average asset yield and related funding costs for material components of your portfolio each of the last two years, including a discussion of changes between the periods presented. In that regard, we note the table on page 34 which quantifies the weighted average yields and cost of funds on your interest earning assets for the current year and your disclosure quantifying the changes in

> your weighted average cost of funds and increase in average balance of
> borrowings under repurchase agreements on page 41;

- A tabular analysis of the related average asset and liability balances used in
  determining your portfolio yield given the increased size in your portfolio during
  the fiscal year ended December 31, 2015; and

- The impact of changes in interest income and expense attributable to changes in
  volume and rate.

Note 3 – Fair Value Disclosure, page 71

2.   We note your disclosure indicting that the estimated fair value of your CMBS portfolio is
based on market prices provided by certain dealers who make a market in these financial
instruments, as validated and/or adjusted by management. Please describe the valuation
technique and inputs used to determine the fair value of such commercial real estate
securities categorized within Level 2. Refer to ASC 820-10-50-2.bbb.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company
acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose
  the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by
  the Commission or any person under the federal securities laws of the United States.

You may contact Mark Rakip, Staff Accountant at 202.551.3573 or the undersigned at 202.551.3429 with any questions.

Sincerely,

/s/ Kristi Marrone

Kristi Marrone
Staff Accountant
Office of Real Estate and
Commodities